VINCI

Rueil, july 06, 2004

04035613

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

PROCESSED
JUL 21 2004
THOMSON
FINANCIAL

RECEIVED
2004 JUL 19 P 4:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) – File N° 82-4781

SUPPL

Dear Madam,

Please find enclosed recently issued press releases :

- Vinci wins €295 million for the maintenance of 43 schools in Germany in a public-private partnership (PPP)
- ASF and VINCI Concessions sign a cooperation agreement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

dlw 7/20

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 858 114 480 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

VINCI

Autoroutes du Sud de la France
Faites la route avec nous

29 June 2004

Press Release

ASF and VINCI Concessions sign a cooperation agreement

The ASF company, in which the French State is the majority shareholder, and the VINCI Concessions company, a VINCI subsidiary which holds a 20% interest in ASF, have just signed a framework cooperation agreement. The document defines the areas in which there are prospects for joint activities. It primarily covers:

- development of common products and services (means of payment, provision of information and sales offers such as season tickets), especially for customers of Vinci Park car parks and customers of the ASF Group networks,

- development in France of truck parking areas to meet the strong demand for secure parking from road transport companies,

- submission, on a case by case basis, of common bids on calls for tender outside France in the area of concessions and operation of roads.

ASF and VINCI Concessions, already prequalified as part of a broader consortium for the concession management of the Chicago Skyway urban motorway, have just been prequalified in the bidding for the A 41 motorway concession between Annecy and Geneva.

With the signature of this agreement, ASF and VINCI Concessions, major players on the French and European concessions market, are paving the way for a cooperation framework within which specific activities can be initiated for the mutual benefit of the two groups and for the benefit of their customers.

Press contacts:

VINCI
Virginie Christnacht
Tel.: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com

ASF
Vanessa Lattès
Tel.: +33 1 47 53 37 53
Fax: +33 1 47 53 36 40
e-mail: vanessa.lattes@asf.fr

Rueil Malmaison, 9 June 2004

Press release

VINCI wins contract worth €295 million for the maintenance of 43 schools in Germany in a public-private partnership (PPP)

VINCI, through its Germany subsidiary, SKE, which specialises in facilities management, has been awarded a 15-year PPP contract by the Offenbach district authority near Frankfurt. The contract calls for the modernisation, maintenance and operation of 43 schools.

The first PPP of its size in Germany, the contract covers 234 buildings totalling 220,000 square metres and 20,000 pupils. It will come into effect on 1 October 2004.

The total contract value is €295 million, including €80 million for modernisation work that will be carried out during the first five years.

The contract is the first phase of a PPP that will cover a total of 96 schools.

VINCI generated net sales of €200 million in 2003 in the German facilities management sector. To date, SKE's main contracts were for the maintenance of US military bases. In 2003, SKE secured the renewal of its principal framework contracts and won new orders worth €250 million.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com
This press release is available in French, English and German on VINCI's website: www.vinci.com